Exhibit 23.3

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our report dated January 16, 2013 with respect to the statement of revenues and direct operating expenses of certain oil properties and additional working interest located in the Hugoton Basin area in Texas County, Oklahoma acquired by Mid-Con Energy Partners, LP for the year ended December 31, 2011, included in the Current Report of Mid-Con Energy Partners, LP on Form 8-K/A dated January 16, 2013, which is incorporated by reference in this Registration Statement. We consent to the incorporation by reference in the Registration Statement of the aforementioned report, and to the use of our name as it appears under the caption “Experts”.

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma

March 1, 2013